[Southern Union Letterhead]

November 22, 2010

VIA EDGAR AND FACSIMILE

H. Christopher Owings
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7010

Re:          Southern Union Company
Definitive Proxy Statement filed on Schedule 14A
Filed March 26, 2010
File No. 001-6407

Dear Mr. Owings:

This letter responds to the comments Southern Union Company (the “Company”) received from the United States Securities and Exchange Commission (the “SEC”) by letter dated November 8, 2010 regarding the above-referenced filing.

We hope this letter is responsive to your comments and requests for information.  The Company’s goal is to address the comments in a manner that is acceptable to the SEC staff.

Our responses utilize the same captions contained in the SEC’s letter and are numbered to correspond to the numbers assigned in such letter.  For your convenience, our responses are prefaced by the SEC’s corresponding comment.

Definitive Proxy Statement filed on Schedule 14A

Southern Union Company Annual Incentive Plan, page 28

SEC Comment #1.                                We note your response to comment two in our letter dated September 20, 2010.  Please confirm that in future filings when the committee exercises its discretion in setting compensation here and elsewhere that you will clearly disclose for each applicable executive that it has done so and why, as you did in your response to us.

H. Christopher Owings
United States Securities and Exchange Commission
November 22, 2010

Company Response:

In future filings with the SEC, when the Company’s Compensation Committee (the “Committee”) exercises its discretion in setting compensation for named executive officers, the Company will clearly disclose for each applicable named executive officer that it has done so and why.

Amended Bonus Plan, page 29

SEC Comment #2.                                We note your response to comment three in our letter dated September 20, 2010.  Please provide us with your proposed revised disclosure of the additional factors and goals considered by the committee.

Company Response:

Other than those factors and goals that the Company described in its response to SEC Comment #3 in its October 18, 2010 letter, there were no additional factors or goals considered by the Committee for purposes of 2009 incentive bonus awards.  With respect to 2010 incentive bonus awards, such factors and goals determined by the Committee (which will be different than those for 2009) will be described in the Company’s 2010 proxy statement.

            Conclusion:

In providing the foregoing responses to your comment letter, the Company acknowledges that:

•	it is responsible for the adequacy of the disclosure in its filing;
•	staff comments or changes to disclosure in response to comments do not foreclose the SEC from taking any action with respect to the filing; and
•	it may not assert the comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust this letter satisfactorily addresses your comments and requests for information.  We would like to reiterate that the Company’s goal is to resolve these comments in a manner that is acceptable to the SEC staff.

Should you have any questions or further comments, please do not hesitate to contact me at (713) 989-7816.

Very truly yours,

/s/ Robert M. Kerrigan, III
Robert M. Kerrigan, III

cc:	Mr. George L. Lindemann
Mr. Richard N. Marshall